Exhibit 99.(a)(1)(G)

CONFIRMATION OF RECEIPT

OF

NOTICE OF WITHDRAWAL

This email confirms our receipt of your Notice of Withdrawal rescinding your election to exchange some or all of your Eligible Options in the Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008 (the “Offer”). Please note that only those Eligible Options you have indicated in Annex A of the Notice of Withdrawal will be withdrawn from the Offer. Eligible Options which you previously elected to exchange that are not listed on the Notice of Withdrawal will continue to participate in the Offer.

You may change your mind and re-elect to exchange the withdrawn options pursuant to the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m., Pacific Time, on November 14, 2008 (the “Expiration Date”). If the Offer is extended by the Company beyond that date, you may submit a new Election Form at any time until the extended expiration of the Offer.

To obtain a copy of any Offer Document, including the personalized Election Form listing your Eligible Options or a form Withdrawal Notice, please contact Stacey Rodriguez at (248) 619-9270 or by email at srodriguez@qtww.com.

If you have any questions regarding the Offer, you may contact Kenneth Lombardo at (248) 619-9277 or by email at klombardo@qtww.com.